April 19, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jenny Beysolow

Re:	Warrantee Inc.

Draft Registration Statement on Form F-1

Submitted February 7, 2022
CIK No. 0001900564

Dear Ms. Beysolow:

This letter is submitted on behalf of Warrantee Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft Registration Statement on Form F-1 confidentially submitted to the Commission on February 7, 2022 (the “Registration Statement”), as set forth in your letter dated March 8, 2022 addressed to Mr. Yusuke Shono, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently confidentially submitting to the Commission Amendment No. 1 to the draft Registration Statement on Form F-1 (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments, for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 1.

Draft Registration Statement on Form F-1 Filed February 7, 2022

Prospectus Summary, page 1

1.	Where you disclose on page 1 that you currently have one corporate sponsor contract, please indicate that the contract ends on December 31, 2022. In an appropriate place in your prospectus, please identify Paygene Co., Ltd. as the party to this sponsor contract. To the extent that Paygene has missed any scheduled payments under the sponsor contract, or otherwise violated or breached any clause of the contract, please disclose this fact.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

April 19, 2022

Response to Comment No. 1:

The Company has added the relevant disclosure on page 2 of Amendment No. 1 to state that (i) the corporate sponsor contract ends on December 31, 2022; and (ii) Paygene Co., Ltd. (“Paygene”) is the party to this sponsor contract.

The Company further respectfully advises the Staff that Paygene has not missed any scheduled payments under the sponsor contract or otherwise violated or breached any clause of the contract.

2.	Your current disclosure often suggests that you have multiple corporate sponsors. Please revise throughout, as appropriate, to provide context for your disclosure by identifying the number of corporate sponsors for which you have provided the referenced services. For example, in your disclosure on page 2 that you have designed and conducted campaigns for corporate sponsors in the commercial healthcare vertical, please identify the number of such corporate sponsors. This is just one example. Please also indicate the number of corporate sponsors that you have had in each of the durables vertical and commercial healthcare vertical, and indicate that you do not have any current customers in the durables vertical. Where you discuss the make up of your corporate sponsors (manufacturers, suppliers, agencies) please indicate the number of each type that have been corporate sponsors, and please do not use the plural form unless you have had multiple corporate sponsors that meet the description (ex: “medical device manufacturers”).

Response to Comment No. 2:

The Company has revised the relevant disclosure on pages 1, 3-4, 53-57 of Amendment No. 1 to identify the number of corporate sponsors for which it has provided the referenced services.

The Company further respectfully advises the Staff that it deems its current sponsor Paygene to be a sponsor in the durables vertical. The Company distinguishes the durables vertical and the commercial healthcare vertical based on the type of benefit provided to participant users in a campaign: If the benefit provided is extended warranty coverage for durables, then the campaign would be deemed to be in the durables vertical. If the benefit provided is health related, then the campaign would be deemed to be in the commercial healthcare vertical. Since the campaign conducted for Paygene involves the Company’s provision of sponsored insurance to cover participant clinics’ repair service or replacement claims for their equipment or devices, the Company deems this campaign to be in the durables vertical.

Summary Consolidated Financial Information and Operating Data, page 10

3.	Please modify your reconciliation of the non-GAAP measure Adjusted EBITDA to reconcile from Net Income (Loss) as the most directly comparable GAAP financial measure. Refer to Question 103.02 of the “Non-GAAP Financial Measures” Compliance & Disclosure Interpretations. Additionally, when presenting Adjusted EBITDA Margin, please also disclose the GAAP measure of Net Income (Loss) Margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please implement these changes throughout your filing.

U.S. Securities and Exchange Commission

April 19, 2022

Response to Comment No. 3:

The Company has revised the relevant disclosure on pages 11-12 and 37-38 of Amendment No. 1 to provide reconciliation from Net Income (Loss) and to disclose Net Income (Loss) Margin with equal or greater prominence.

4.	Please revise to explain how management uses the Non-GAAP measures Adjusted EBITDA and Adjusted EBITDA Margin and explain why you believe they are useful to potential investors. Refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S- K.

Response to Comment No. 4:

The Company has revised the relevant disclosure on pages 40 of Amendment No. 1 to provide the information.

We have a limited number of customers..., page 13

5.	Please clearly state the total number of unique corporate sponsors you have had to date, as well as the number of corporate sponsors you had in each of the years ended March 31, 2021 and 2020. Please also revise to remove any suggestions that you have had numerous corporate sponsors. For example, your discussion that your customers have been concentrated in certain market sectors suggests that you have had numerous corporate sponsors within each segment. Similarly, where you state that historically it has been hard for you to generate recurring revenues from a customer, please clarify that you have never generated recurring revenue, to the extent accurate.

Response to Comment No. 5:

The Company has revised the relevant disclosure on pages 1, 3-4, 53-57 of Amendment No. 1 to state the total number of corporate sponsors it has had to date, as well as the number of corporate sponsors it had in each of the years ended March 31, 2021 and 2020.

The Company has further clarified on page 15 that it had not generated recurring revenue from any customer.

Our dependence on third-party insurance companies, page 14

6.	Please identify the two insurance companies that you use, and file any agreements with them as a material contract. In the alternative, please tell us why you are not required to do so.

Response to Comment No. 6:

The Company acknowledges the Staff’s comment and respectfully advises that for the reasons discussed below, the Company does not believe the agreements it had or currently has with insurance companies with respect to the provision of insurance policies used in its campaigns qualify as material contracts pursuant to Regulation S-K, Item 601(b)(10).

Regulation S-K, Item 601(b)(10)(i) defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .” Regulation S-K, Item 601(b)(10)(ii)(B) further provides, in relevant part, that a contract entered into in the ordinary course of business need not be filed unless it is a “…contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.”

U.S. Securities and Exchange Commission

April 19, 2022

Since the Company’s business model is to provide certain types of insurance or other benefit in exchange for user data, the Company considers its agreements with insurance companies to be within the ordinary course of business. Further, the Company believes that the insurance policies it contracted or currently contracts for are available from multiple providers on competitive terms and rates, and that it could easily obtain alternative arrangements to its existing insurance contracts. Therefore, the Company also believes that its business is not “substantially dependent” on any agreement it has had with insurance companies.

The Company has further revised the relevant disclosure on pages 16 of Amendment No. 1 to clarify that while the Company has a general dependence on insurance companies to provide insurance policies used in its campaigns, the Company does not depend on any one insurance company or a selected number of insurance companies for the insurance policies it purchases.

We have identified deficiencies that could aggregate to a material weakness in our internal control over financial reporting, page 22

7.	Please revise your disclosure to describe the “certain deficiencies resulting from multiple audit adjustments that could aggregate to a material weakness in [y]our internal control over financial reporting.”

Response to Comment No. 7:

The Company has revised the relevant disclosure on pages 23-24 of Amendment No. 1 to describe the deficiencies.

We cannot assure you that the ADSs will become liquid..., page 23

8.	You state that you cannot provide assurance that you will meet the initial Nasdaq listing standards. Please clarify whether approval of listing on Nasdaq is a condition to the offering.

Response to Comment No. 8:

The Company respectfully advises the Staff that the listing on the Nasdaq is a condition to the offering. The Company has revised the relevant disclosure on page 25 of Amendment No. 1 to remove any reference indicating it cannot provide assurance to meet the initial Nasdaq listing standards prior to consummation of this offering.

ADS holders may not be entitled to a jury trial..., page 27

9.	Please disclose whether the jury trial waiver provision would apply if an ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.

U.S. Securities and Exchange Commission

April 19, 2022

Response to Comment No. 9:

In response to the Staff’s comments, the Company has revised the disclosure on pages 28-29 of Amendment No. 1.

Risks Related to Japan, page 28

10.	We note disclosure on page 72 of certain additional rights provided to shareholders who own a specified percentage, such as the ability of a shareholder holding 90% or more of the total voting rights to demand that all other shareholders sell their shares or the ability of a shareholder holding 10% or more to apply for dissolution of the company. Please add risk factor disclosure, as appropriate, highlighting the material risks to investors that may result from such additional rights.

Response to Comment No. 10:

The Company acknowledges the Staff’s comment and respectfully advises that for the reasons discussed below, the Company believes such additional rights provided to shareholders who own a specified percentage by the applicable Japanese laws including the ability of a shareholder holding 90% or more of the total voting rights to demand that all other shareholders sell their shares (the “90% Shareholder Right”) or the ability of a shareholder holding 10% or more to apply for dissolution of the Company (the “10% Shareholder Right”), do not impose material risks to investors.

90% Shareholder Right

Under Article 179 of the Companies Act, a shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights. The demand must be approved by the board of directors of the company, and once approved, the company must give notice or public notice to the selling shareholders. This right is often evoked in an M&A setting as it essentially gives an acquirer of a target company who has acquired at least 90% of the target’s shares a call option with the approval of the target’s board of directors, where the acquirer can require the remaining minority shareholders to compulsorily sell their shares to the acquirer for cash consideration. While the minority shareholders do not have the right to dissent, they can dispute the amount of the cash consideration through court proceedings if they file the relevant petitions before the date of acquisition of the shares.

This right under the Japanese laws is similar to the right provided in a short-form merger under Delaware law, which allows a parent company that owns at least 90% of a subsidiary’s outstanding shares to acquire the remaining minority interest without either shareholder approval or board approval of the target company, provided, that minority stockholders will have appraisal rights as remedy for an unfair transaction.

Like under the Delaware law, the Japanese laws provide a remedy to minority shareholders to be paid a fair price through court proceedings in the event that the 90% Shareholder Right is exercised. Therefore, the Company believes that the ability of a shareholder holding 90% or more of the voting rights to demand that all other shareholders sell their shares to such holder does not impose additional material risks to investors.

U.S. Securities and Exchange Commission

April 19, 2022

10% Shareholder Right

Article 833 of the Companies Act allows a shareholder holding 10% or more to apply for dissolution of the company only when: (i) the company is facing extreme difficulty in executing its business and the company suffers, or is likely to suffer, irreparable harm (“Scenario (i)”) or (ii) the management or disposition of property of the company is extremely unreasonable and puts the existence of the company at risk (“Scenario (ii)”). Given these conditions, it is highly unlikely for a shareholder holding 10% or more to be successful in applying for dissolution of a company. A possible situation in which Scenario (i) may apply would include the case where shareholders are split into two factions with 50% each of the voting rights, making it impossible to pass important resolutions at a shareholder meeting. A possible situation in which Scenario (ii) may apply would include the case where a director has improperly disposed of a property to the extent that the company’s existence is endangered, and the company is unable to remedy the improper disposition of the property because the director that improperly disposed of the property holds a majority of the voting rights. Therefore, the 10% Shareholder Right would only apply in unusual circumstances (which can be avoided so long as the company’s corporate governance structure is functioning) and is intended to provide means for resolving a deadlock or protecting minority shareholders from an unreasonable majority shareholder endangering the company’s existence. Therefore, the Company believes that this right does not impose additional material risks to investors.

Capitalization, page 33

11.	Please revise to also provide your capitalization disclosures in your reporting currency on both an actual, pro forma and pro forma as adjusted basis.

Response to Comment No. 11:

The Company has revised the capitalization disclosures on page 34 of Amendment No. 1 to provide disclosures also in its reporting currency.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40

12.	In several instances you indicate that two or more factors contributed to material changes in your results of operations. As an example, we note the discussion on page 42 indicating revenue increases from market campaign services in the durable verticals and the commercial healthcare vertical were partially offset by revenue decreases from miscellaneous services including advertising, licensing and system development services. To the extent that two or more factors contributed to a material change, please identify and quantify each factor.

Response to Comment No. 12:

The Company has revised the disclosure on pages 42 and 44 of Amendment No. 1 to disclose the quantitative change of each factor contributing to the Company’s total revenue in the fiscal years ended March 31, 2021 and 2020.

U.S. Securities and Exchange Commission

April 19, 2022

Liquidity and Capital Resources, page 43

13.	Please revise your liquidity disclosure to better explain the basis for your assertion that your current sources of liquidity and capital will be sufficient to finance your operations for the next 12 months. In this regard, we note your disclosure that you believe your sources of liquidity and capital, including the net proceeds from this offering, will be sufficient for the next 12 months, yet you also state that you have uncertainty regarding your ability to maintain liquidity sufficient to operate your business effectively, which raises doubt as to your ability to continue as a going concern. Clearly disclose whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding required to remain in business for at least the next 12 months. Similarly expand your risks regarding the doubt of your ability to continue as a going concern on page 12 to include information in your response to this comment. Refer to Item 5.B of Form 20-F, and Section IV of SEC Release No. 33-8350.

Response to Comment No. 13:

The Company has revised its disclosures on pages 13-14 and 45 to disclose its estimated minimum dollar amount of funding required to remain in business for at least the next 12 months. Based on this estimated capital requirement and the expected offering size of approximately $15 million for this offering, the Company believes it will have sufficient capital to finance its operations for the next 12 months. The Company has updated its relevant disclosures on page 45 to state so.

Customers, page 53

14.	Please disclose the number of customers to date that have been corporate sponsorship customers. To the extent that you no longer intend to focus on the generation of revenue from your miscellaneous services, please clarify this here and elsewhere in the document where you discuss such services.

Response to Comment No. 14:

The Company has revised the relevant disclosures on pages 1, 3-4, 53-57 of Amendment No. 1 to state the total number of corporate sponsors it has had to date, as well as the number of corporate sponsors it had in each of the years ended March 31, 2021 and 2020.

The Company has also clarified on pages 40 and 56 that it does not intend to focus on the generation of revenue from its miscellaneous services.

15.	Where you state that your customers are blue chip companies, please disclose how you define blue chip and indicate the number of customers you have had that are considered "blue chip" and whether any of such customers were corporate sponsors.

Response to Comment No. 15:

The Company has revised its disclosure on page 55 to clarify that the term “blue chip” companies means “established” companies.

U.S. Securities and Exchange Commission

April 19, 2022

Intellectual Property, page 56

16.	We note your disclosure that you have registered patents for the system underlying your business model. Please indicate whether the method in which you conduct your business is the subject of such patent(s), and whether this means that no other companies can set up a business utilizing sponsored product insurance in exchange for user data. Please also indicate the duration and expiration date of such patent(s).

Response to Comment No. 16:

The Company has revised the relevant disclosures on pages 1, 17, 39, 41 and 58 of Amendment No. 1 to clarify the claims covered by the patents. The Company believes, based on the advice of its Japanese IP counsel, that its patents provide a meaningful impediment to any company wishing to set up a business in Japan serving as an intermediary between sponsors, insurance companies and users utilizing sponsored insurance in exchange for user data. The Company has also added the duration and expiration date of such patents on page 58.

Principal Shareholders, page 66

17.	Your disclosure in footnote 5 on page that “[t]he aggregate number of common shares beneficially owned by Mr. Tsuga reflects (i) 22,500 common shares held by Mr. Hasumi directly…” appears to be a typo. Please revise or clarify.

Response to Comment No. 17:

The Company concurs with the Staff and has updated the disclosure on page 69 to reflect that the 22,500 common shares are held by Mr. Hasumi.

Certain Relationships and Related Party Transactions, page 68

18.	Please update the disclosure so that it reflects the related party transactions as of the date of the document. Please also confirm that you have disclosed all transactions required to be disclosed by Item 7.B. of Form 20-F, as we note that such disclosure is not limited to transactions in which the amount involved exceeded $120,000.

Response to Comment No. 18:

The Company has revised the disclosures on page 71 to reflect the related party transactions as of the date of the prospectus. The Company further confirms that it has disclosed all transactions required to be disclosed by Item 7.B. of Form 20-F

Description of Share Capital and Articles of Incorporation, page 70

19.	Please add risk factors discussing the risks relating to the exemption of board of directors and corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act.

U.S. Securities and Exchange Commission

April 19, 2022

Response to Comment No. 19:

The Company has added on page 21 a risk factor disclosing the risks relating to the exemption of non-executive directors and corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. The Company further respectfully advises that as disclosed in this risk factor, the Company has entered into a limitation of liability agreement with each of its directors and corporate auditors except Company’s Chief Executive Officer and Chief Financial Officer since such limitation of liability agreement cannot be executed with executive directors (gyomu-shikko-torisimariyaku) under Article 427 of the Company Act.

Warrantee Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

7. Share-Based Compensation, page F-21

20.	Your disclosure on page F-22 indicates that compensation cost associated with the 4th Series stock options issued to non-employees is being recognized on a straight-line basis over their implicit services period. Your disclosure also indicates that there was ¥88,509 thousand of unrecognized expense associated with these options included in prepaid expense in your consolidated balance sheet at March 31, 2021. Please revise to disclose the implicit service period over which this stock-based compensation cost will be recognized as expense in your financial statements. The notes to your interim financial statements should be similarly revised.

Response to Comment No. 20:

The Company has revised the disclosures on pages F-22 and F-39 to add the implicit service period.

The Company further advises the Staff that in late December 2021, the initial submission of the registration statement was delayed for various reasons, which in turn pushed out the expected IPO date. The Company considered whether this would be a recognized subsequent event but determined that the change in estimated timing of an IPO would fall within the scope of ASC 718 and not ASC 855. In accordance with ASC 718, since only the estimated attribution period is impacted and not the total compensation cost, the remaining unrecognized compensation cost will be recognized prospectively over the revised non-employee vesting period. Therefore, there is no impact to the interim financials for the six months ended September 30, 2021. The change will be reflected in the financials and footnotes for the year ended March 31, 2022. The Company has revised the significant accounting policy for “Share-Based Compensation” on page F-13 to include discussion of a change in estimate.

21.	Please revise to disclose the fair value per share that was used to calculate or determine the aggregate intrinsic value of the outstanding and exercisable options disclosed in the table on page F-23.

Response to Comment No. 21:

The Company has revised the disclosure on page F-23 to add the fair value per share used to calculate the aggregate intrinsic value beneath the table.

U.S. Securities and Exchange Commission

April 19, 2022

Condensed Consolidated Statements of Stockholders' Equity (Unaudited), page F-32

22.	Please revise to include a statement of changes in stockholders' equity for the period from March 31, 2020 through September 30, 2020. Refer to the guidance in Rule 10-01(a)(7) of Regulation S-X.

Response to Comment No. 22:

The Company has revised the disclosure on page F-32 to include a statement of changes in stockholders' equity for the period from March 31, 2020 through September 30, 2020.

Warrantee Inc. Interim Financial Statements

Notes to Condensed Consolidated Financial Statements (Unaudited)

2. Revenue, page F-37

23.	Please revise the notes to your interim financial statements for each period presented to include the disaggregated revenue disclosures required by ASC 606-10-50-5. The notes to your interim financial statements should also be revised to include the disclosures outlined in ASC 606-10-50-8 with respect to your deferred revenues and ASC 340-40-50 with respect to your deferred contract costs, as applicable.

Response to Comment No. 23:

The Company acknowledges the Staff’s comment with regards to the disaggregation of revenue as required by ASC 606-10-50-5. The Company has revised the disclosure in the first paragraph on page F-37 to add the amounts of revenue recognized during each period for its Durables Vertical, which was 100% of total revenue each respective period.

The Company acknowledges the Staff’s comment with regards to the disclosures around contract costs as required by ASC 340-40-50. The Company has revised the disclosure in the second paragraph on page F-37 to add the beginning and ending balances as it relates to the 2020 interim period.

The Company acknowledges the Staff’s comment with regards to the disclosures around deferred revenue as required by ASC 606-10-50-8. The Company has revised the disclosure in the third paragraph on page F-37 to add the beginning and ending balances as it relates to the 2020 interim period.

In addition, for the avoidance of doubt, the Company would like to note that there were no contract asset or liability balances as of March 31, 2021 or September 30, 2021. As such, it had previously excluded the detailed disclosure for these periods but made note of this fact in the first paragraph.

General

24.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

U.S. Securities and Exchange Commission

April 19, 2022

Response to Comment No. 24:

The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We thank the Staff for its review and consideration of the Company’s draft registration statement and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.

cc:            Office of International Corporate Finance, Securities and Exchange Commission

Yusuke Shono, Chief Executive Officer, Warrantee Inc.

Hiromitsu Tsuga, Chief Financial Officer, Warrantee Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices